Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

RECEIVED
2004 AUG 18 A 11:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

04036343

Lima, August 16h, 2004

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of June 30st, 2004, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

dlw 8/18

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL SEGUNDO TRIMESTRE DEL AÑO 2004

(Lima, Perú, 16 de agosto del 2004).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del segundo trimestre del 2004. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 30-06-04 ascendieron a S/. 510.0 millones, en comparación con S/. 425.7 millones del mismo periodo del año anterior, un incremento de 19.8%.

El resultado neto al 30-06-04 arrojó una utilidad neta de S/.16.1 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 11.9 millones, un incremento de 34.9% .

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al segundo trimestre del 2004 y 2003. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos de Operación, solamente la utilidad bruta obtenida en dichas operaciones.

El 1° de abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A. (una empresa constituida en la República de Bolivia). Para facilitar las explicaciones de las variaciones en las cuentas del balance general y en las del estado de ganancias y pérdidas, los estados financieros de Matreq Ferreyros han sido excluidos de los estados financieros consolidados al 30-06-03.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del segundo trimestre del 2004 ascendieron a S/. 298.6 millones, en comparación con S/. 241.5 millones del mismo período del año anterior, un incremento de 23.7 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) y de alquiler de equipos fueron superiores en 48.2% a las del

Ferreyros S.A.A. Ferreyros S.A.A.

segundo trimestre del año anterior (S/. 147.4 millones en el 2T 2004; S/.99.4 millones en el 2T del 2003), debido, principalmente, a una venta de equipos Caterpillar por S/.79 millones a un cliente importante de la gran minería. Por otra parte, en el segundo trimestre del 2004, las ventas de repuestos y servicios fueron mayores en 9.9% a las del mismo período del año anterior (s/.136.8 millones en 2T del 2004; S/.124.5 en el 2T del 2003). Este incremento se explica, principalmente, por la demanda generada por el parque de maquinaria Caterpillar vendida a empresas de la gran minería en años anteriores.

UTILIDAD EN VENTAS.- La utilidad en ventas del segundo trimestre del 2004 ascendió a S/. 63.8 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 56.1 millones, un incremento de 13.7%. En términos porcentuales, la utilidad en ventas del segundo trimestre del 2004 es inferior a la del mismo período del año anterior (21.4% vs 23.2%), debido a que las ventas de productos principales a la gran minería tuvieron mayor incidencia en el segundo trimestre del 2004 que en el mismo período del año anterior (S/.79.5 millones en el 2T del 2004; S/.39.2 millones en el 2T del 2003). Las ventas de productos principales a la gran minería, por ser de gran volumen, tienen márgenes brutos más bajos que los obtenidos en ventas a clientes de otros sectores económicos.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el segundo trimestre del 2004 a S/. 48.4 millones en comparación con S/. 42.9 millones del mismo período del año anterior, un incremento de 12.9 %, debido a lo siguiente:

- Aumento de los gastos variables como consecuencia del aumento de las ventas del período.
- Incremento de la provisión para cobranza dudosa de cuentas por cobrar a clientes que se acogieron al programa de reestructuración financiera del Indecopi.
- Aumento de remuneraciones otorgado a los trabajadores de la Compañía, a partir del mes de julio del 2003, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años, período durante el cual dichas remuneraciones se mantuvieron congeladas.

En términos porcentuales los gastos del 2T del 2004 representan el 16.2% de las ventas netas, en comparación con 17.8% de las del mismo período del año anterior.

INGRESOS FINANCIEROS.- En este rubro se registran, principalmente, intereses de ventas a plazo, intereses moratorios de cuentas por cobrar a clientes y descuentos por pronto pago otorgados por proveedores. Los ingresos financieros del segundo trimestre del 2004 ascendieron a S/. 5.9 millones en comparación con S/. 4.3 millones del mismo período del año anterior, un aumento de 35.8%, que se explica, básicamente, por un aumento de S/. 1.2 millones en descuentos obtenidos por pronto pago de facturas por compras efectuadas a Caterpillar.

FERREYROS S.A.A.   FERREYROS S.A.A.

HUGO SOMMERKAMP MOLINARI   VICTOR ASTETE PALMA

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.3 millones en el segundo trimestre del 2004 en comparación con S/.8.3 millones del mismo período del año anterior, una disminución de 12.4%, debido principalmente, a una disminución de S/. 25.6 millones en los pasivos sujetos a pago de intereses (el pasivo promedio sujeto a pago intereses en el 2T del 2004 fue de S/ 394.1 millones, en comparación con S/.419.7 millones del mismo período del año anterior).

OTROS INGRESOS (EGRESOS).- En el segundo trimestre del 2004, se registró en este rubro un egreso neto de S/. 1.0 millones en comparación con un ingreso neto de S/. 0.6 millones del mismo período del año anterior. En el segundo trimestre del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 1.5 millones por provisión para desvalorización de existencias, y ii) un ingreso neto de S/. 0.5 millones por otros conceptos. En el segundo trimestre del 2003, se registraron en esta cuenta, principalmente, los siguientes conceptos: i) ingreso de S/. 3.6 millones por resoluciones de contratos de compra venta; ii) un egreso de S/. 0.2 millones por condonaciones de deuda a clientes; iii) un egreso neto de S/. 2.0 millones por provisión para desvalorización de existencias; y iv) otros egresos netos de S/. 0.8 millones por otros conceptos..

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el segundo trimestre del 2004, el REI arrojó una utilidad de S/. 2.0 millones en comparación con el REI del mismo período del año anterior que arrojó una pérdida de S/. 0.01 millones. La utilidad por REI del segundo trimestre del año 2004 se debe a que el ajuste por inflación de los activos no monetarios fue mayor que la pérdida en cambio generada por la conversión a soles de los pasivos netos en moneda extranjera. En este período la inflación fue de 1.89% y la devaluación de solamente 0.32%. La pérdida por REI del segundo trimestre del año 2003 se debe a que en dicho período la tasa de inflación fue negativa (-0.7%) lo cual generó una pérdida en el ajuste por inflación de los activos no monetarios, que fue compensada en parte por la utilidad en cambio producida por la devaluación negativa (-0.09%) en la conversión a soles de los pasivos netos en moneda extranjera.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del segundo trimestre del 2004 y 2003 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

FERREYROS S.A.A.

HUGO SOMMERKAMP MOLINARI

FERREYROS S.A.A.

UTILIDAD NETA.- La utilidad neta del segundo trimestre del 2004 ascendió a S/. 8.8 millones en comparación con S/. 5.6 millones del mismo período del año anterior, un incremento de 56.8%, debido a un aumento de utilidad bruta, ingresos financieros, y REI así como a una disminución de los gastos financieros, lo cual permitió cubrir los aumentos de gastos de operación y de otros egresos e incrementar la utilidad en S/. 3.2 millones.

ANALISIS DEL BALANCE GENERAL

Al 30-06-04, el total de pasivos ascendió a S/. 485.7 millones en comparación con S/. 504.1 millones al 31-03-04, una disminución de S/. 18.4 millones. Por otra parte, el total de activos al 30-06-04 ascendió a S/. 773.0 millones en comparación con S/. 782.2 millones al 31-03-04, una disminución neta de S/. 9.2 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Aumento de Cuentas por Cobrar Comerciales, a corto y largo plazo, por S/. 2.0 millones, como consecuencia de las siguientes transacciones: i) aumento de S/.20.5 millones por mayores ventas; ii) disminución de S/.12.9 millones por transferencia de este rubro a Otras Cuentas por Cobrar de letras por cobrar a clientes entregadas en garantía a un patrimonio fideicometido. (ver punto siguiente); y iii) una disminución de S/. 5.6 millones por aumento de la provisión para cobranza dudosa.

b) Incremento de Otras Cuentas por Cobrar por S/.11.2 millones, que se explica por: i) un aumento de S/.12.9 millones por transferencia de Cuentas por Cobrar Comerciales a este rubro de letras por cobrar a clientes entregadas a un patrimonio fideicometido, para garantizar una emisión de bonos de titulización y ii) otras disminuciones por S/.1.7 millones.

c) Disminución de Inventarios por S/. 15.8 millones, debido a: i) un aumento de S/. 3.1 millones por transferencias de equipos de alquiler disponibles para la venta del Activo Fijo; y ii) una disminución de S/. 18.9 millones por ventas del período.

d) Disminución neta del Activo Fijo por S/. 6.9 millones, como consecuencia de las siguientes operaciones: i) aumento de S/. 2.3 millones por adquisiciones de equipos para la flota de alquiler; ii) incremento de S/. 2.2 millones por adquisiciones de maquinaria y equipo de taller, iii) disminución de S/. 3.1 millones por transferencias de equipos de alquiler disponibles para la venta al Inventario; y iv) disminución de S/. 9.4 millones por aumento de la depreciación acumulada; y v) otros aumentos por S/. 1.1 millones.

Ferreyros S.A.A. Ferreyros S.A.A.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-06-04 es de 1.59, ligeramente superior al ratio corriente al 31-03-04. que fue de 1.58.

El ratio de apalancamiento financiero al 30-06-04 es de 1.57, en comparación con 1.65 al 31-03-04.

La conformación de las obligaciones de la Compañía al 30 de junio 2004 se muestra en el anexo 4.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A. Y SUBSDIARIAS

Estado de Ganancias y Pérdidas (sin incluir Matreq Ferreyros)
(En miles de soles constantes)

	2T 04	%	1T 04	%	2T 03	%	Variación 2T 04 / 1T 04 %	Variación 2T 04 / 2T 03 %	Acumulado al 30-06-2004	%	Acumulado al 30-6-2003	%	Variación %
Ventas Netas	**298,606**	**100.0**	**211,401** 0	**100.0**	**241,472**	**100.0**	**41.3**	**23.7**	**510,007**	**100.0**	**425,757**	**100.0**	**19.8**
Costo de Ventas	-234,846	-78.6	-161,577	-76.4	-185,388	-76.8	45.3	26.7	-396,423	-77.7	-325,595	-76.5	21.8
Utilidad en ventas	**63,760**	**21.4**	**49,824**	**23.6**	**56,084**	**23.2**	**28.0**	**13.7**	**113,584**	**22.3**	**100,163**	**23.5**	**13.4**
Otros ingresos operacionales	0	-	0	-	-0	0.0	-	-	0	-	2,002	0.5	n/a
Utilidad Bruta	**63,760**	**21.4**	**49,824**	**23.6**	**56,084**	**23.2**	**28.0**	**13.7**	**113,584**	**22.3**	**102,165**	**24.0**	**11.2**
Gastos de Venta y Administración	-48,436	-16.2	-37,662	-17.8	-42,918	-17.8	28.6	12.9	-86,098	-16.9	-77,205	-18.1	11.5
Utilidad en operaciones	**15,324**	**5.1**	**12,162**	**5.8**	**13,166**	**5.5**	**26.0**	**16.4**	**27,486**	**5.4**	**24,961**	**5.9**	**10.1**
Ingresos Financieros	5,922	2.0	5,095	2.4	4,362	1.8	16.2	35.8	11,017	2.2	8,157	1.9	35.1
Gastos Financieros	-7,283	-2.4	-7,363	-3.5	-8,314	-3.4	-1.1	-12.4	-14,646	-2.9	-16,765	-3.9	-12.6
Otros Ingresos (Egresos), neto	-950	-0.3	-2,722	-1.3	643	0.3	-65.1	n/a	-3,672	-0.7	-1,720	-0.4	113.5
Utilidad antes de Resultados por exposición a la inflación	**13,013**	**4.4**	**7,172**	**3.4**	**9,856**	**4.1**	**81.5**	**32.0**	**20,185**	**4.0**	**14,632**	**3.4**	**38.0**
Ganancia (Pérdida) por Exposición a la Inflación	1,961	0.7	6,063	2.9	-129	-0.1	-67.7	n/a	8,024	1.6	6,133	1.4	n/a
Utilidad antes de Participaciones e Impuesto a la Renta e interes minoritario	**14,974**	**5.0**	**13,235**	**6.3**	**9,727**	**4.0**	**13.1**	**53.9**	**28,209**	**5.5**	**20,765**	**4.9**	**35.8**
Participaciones	-919	-0.3	-1,724	-0.8	-970	-0.4	-46.7	-5.3	-2,643	-0.5	-2,069	-0.5	27.8
Utilidad antes de Impuesto a la Renta e interes minoritario	**14,056**	**4.7**	**11,511**	**5.4**	**8,758**	**3.6**	**22.1**	**60.5**	**25,566**	**5.0**	**18,696**	**4.4**	**36.7**
Impuesto a la Renta	-5,256	-1.8	-4,190	-2.0	-3,147	-1.3	25.4	67.0	-9,446	-1.9	-6,748	-1.6	40.0
Interes minoritario	0	0.0	0	-	0	0.0		-	0	0.0	0	-	n/a
Utilidad neta	**8,800**	**2.9**	**7,320**	**3.5**	**5,611**	**2.3**	**20.2**	**56.8**	**16,120**	**3.2**	**11,948**	**2.8**	**34.9**

FERREYROS S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

12/08/200414:59Junio-Consolidado 04.XLS

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Datos del Balance General

	30-jun-04	31-mar-04	31-dic-03	Variación % 30-jun-04 / 31-mar-04	Variación % 30-jun-04 / 31-dic-03
Caja y bancos	32,597	31,465	43,400	3.6	-27.5
Cuentas por cobrar comerciales	94,888	92,805	78,784	2.2	17.8
Cuentas por cobrar no comerciales	105,869	94,661	80,997	11.8	16.9
Inventarios	193,783	209,646	237,891	-7.6	-11.9
Activo Corriente	**427,137**	**428,577**	**441,072**	-0.3	-2.8
Cuentas por cobrar comerciales a largo plazo	32,053	32,112	46,540	-0.2	-31.0
Inmueble, maquinaria y equipo					
Equipo de alquiler	103,321	108,591	117,154	-4.9	-7.3
Otros activos fijos	345,614	341,915	341,630	1.1	0.1
	448,935	450,506	458,784	-0.3	-1.8
Depreciación acumulada	-188,906	-183,529	-183,833	2.9	-0.2
Inmueble, maquinaria y equipo, neto	260,029	266,977	274,951	-2.6	-2.9
Inversiones	45,541	46,267	45,870	-1.6	0.9
Otros activos no corrientes	8,114	8,241	6,555	-1.5	25.7
Activo no Corriente	345,737	353,596	373,916	-2.2	-5.4
Total Activo	**772,874**	**782,173**	**814,988**	-1.2	-4.0
Deuda de corto plazo	223,082	223,505	260,581	-0.2	-14.2
Otros pasivos corrientes	45,054	48,237	39,993	-6.6	20.6
Pasivo corriente	**268,136**	**271,743**	**300,574**	-1.3	-9.6
Deuda de largo plazo	217,571	232,381	234,966	-6.4	-1.1
Total Pasivo	**485,707**	**504,124**	**535,540**	-3.7	-5.9
Ganancias diferidas	5,715	5,684	4,808	0.5	18.2
Impuesto a la renta diferido		0	0		
Interes minoritario					
Patrimonio	**281,452**	**272,364**	**274,640**	3.3	-0.8
Total Pasivo y Patrimonio	772,874	782,173	814,988	-1.2	-4.0
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	17,785	8,372	35,237		
UAIDA	**53,859**	**22,907**	**104,219**		
Ratios Financieros					
Ratio corriente	1.59	1.58	1.47		
Apalancamiento Financiero	1.57	1.65	1.73		
Valor contable por acción	1.29	1.23	1.34		

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI

Ferreyros S.A.A.

ANEXO 3

.A.A Y SUBSIDIARIAS

or Area de Operaciones (sin incluir Matreq Ferreyros)
oles constantes)

	2T 04	%	1T 04	%	2T 03	%	2T 04 / 1T 04 %	2T 04 / 2T 03 %	**Acumulado al 30-6-2004**	%	**Acumulado al 30-6-2003**	%	**Variación %**
	79,537	26.6	34,108	16.1	39,249	16.3	133.2	102.6	113,645	22.3	47,791	11.2	137.8
	36,022	12.1	11,940	5.6	31,931	13.2	201.7	12.8	47,962	9.4	59,005	13.9	-18.7
	115,559	38.7	46,048	21.8	71,180	29.5	151.0	62.3	161,607	31.7	106,796	25.1	51.3
	8,130	2.7	7,560	3.6	4,987	2.1	7.5	63.0	15,690	3.1	9,850	2.3	59.3
	5,382	1.8	1,986	0.9	3,090	1.3	171.0	74.2	7,368	1.4	6,834	1.6	7.8
	129,071	**43.2**	**55,594**	**26.3**	**79,257**	**32.8**	**132.2**	**62.9**	**184,665**	36.2	**123,480**	29.0	49.6
ervicios	136,881	45.8	132,311	62.6	124,597	51.6	3.5	9.9	269,192	52.8	242,989	57.1	10.8
	5,779	1.9	5,520	2.6	9,970	4.1	4.7	-42.0	11,299	2.2	17,741	4.2	-36.3
as	12,548	4.2	6,274	3.0	10,193	4.2	100.0	23.1	18,822	3.7	14,902	3.5	26.3
e subsidiarias	14,327	4.8	11,702	5.5	17,454	7.2	22.4	-17.9	26,029	5.1	26,645	6.3	-2.3
	298,606	100.0	**211,401**	100.0	**241,472**	100.0	41.3	23.7	**510,007**	100.0	**425,757**	100.0	19.8

rcentual de las ventas de la compañía por sectores económicos:

	%
	71.3
y petróleo	2.7
	10.3
	4.2
	1.2
	1
	1.8
	7.5
	100

FERREYROS S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

0415:09Junio-Consolidado 04.XLS

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones (sin incluir Matreq Ferreyros)
(En miles de soles constantes)

	2T 04	%	1T 04	%	2T 03	%	2T 04 / 1T 04 %	2T 04 / 2T 03 %	Acumulado al 30-6-2004	%	Acumulado al 30-6-2003	%	Variación %
Caterpillar													
Gran mineria	79,537	26.6	34,108	16.1	39,249	16.3	133.2	102.6	113,645	22.3	47,791	11.2	137.8
Otros	36,022	12.1	11,940	5.6	31,931	13.2	201.7	12.8	47,962	9.4	59,005	13.9	-18.7
	115,559	38.7	46,048	21.8	71,180	29.5	151.0	62.3	161,607	31.7	106,796	25.1	51.3
Equipos	8,130	2.7	7,560	3.6	4,987	2.1	7.5	63.0	15,690	3.1	9,850	2.3	59.3
Automotriz	5,382	1.8	1,986	0.9	3,090	1.3	171.0	74.2	7,368	1.4	6,834	1.6	7.8
	129,071	**43.2**	**55,594**	**26.3**	**79,257**	**32.8**	**132.2**	**62.9**	**184,665**	36.2	**123,480**	29.0	49.6
Repuestos y servicios	136,881	45.8	132,311	62.6	124,597	51.6	3.5	9.9	269,192	52.8	242,989	57.1	10.8
Alquileres	5,779	1.9	5,520	2.6	9,970	4.1	4.7	-42.0	11,299	2.2	17,741	4.2	-36.3
Unidades usadas	12,548	4.2	6,274	3.0	10,193	4.2	100.0	23.1	18,822	3.7	14,902	3.5	26.3
Otras ventas de subsidiarias	14,327	4.8	11,702	5.5	17,454	7.2	22.4	-17.9	26,029	5.1	26,645	6.3	-2.3
Total	**298,606**	100.0	**211,401**	100.0	**241,472**	100.0	41.3	23.7	**510,007**	100.0	**425,757**	100.0	19.8

Distribución porcentual de las ventas de la compañía por sectores económicos:

	%
Minería	71.3
Hidrocarburos y petróleo	2.7
Construccion	10.3
Agricultura	4.2
Transporte	1.2
Gobierno	1
Pesca	1.8
Otros	7.5
Total	100

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

12/08/200415:09Junio-Consolidado 04.XLS

ANEXO 4

FERREYROS S.A.A. Y SUBSIDIARIAS

Conformación del Pasivo al 30 de junio del 2004
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	19,908	13,255	2,083	4,570
Proveedores:				
Caterpillar	36,123	35,542	581	
Otros	10,036	9,365	617	54
Bonos corporativos	30,000			30,000
Caterpillar Financial Services	31,337		3,290	28,047
Otros pasivos	12,488	12,488		
Total	139,893	70,651	6,571	62,671

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

ferreyros s.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

12/08/200414:59Junio-Consolidado 04.XLS

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2004	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	*Asegurese de ingresar el e-mail, con "@" y sin espacios en* blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	*Asegurese de ingresar el e-mail, con "@" y sin espacios en* blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1048	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10010

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al del año 2004 y 31 de Diciembre del año 2003
(En miles de nuevos soles)

Codigo	Activo	Notas	Al 2004	Al 31 de Diciembre 2003
	Activo Corriente			
1D0101	Caja y Bancos	0	32,597	43,400
1D0102	Valores Negociables (neto de provisión acumulada)	0	0	0
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	94,888	78,784
1D0104	Cuentas por Cobrar a Vinculadas	0		
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)	0	99,094	77,909
1D0106	Existencias (neto de provisión acumulada)	3	193,783	237,891
1D0108	Activos por Instrumentos Financieros Derivados	0	0	0
1D0107	Gastos Pagados por Anticipado	0	6,775	3,088
1D01ST	**Total Activo Corriente**		**427,137**	**441,072**
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	0	32,053	46,540
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
1D0203	Otras Cuentas por Cobrar a Largo Plazo	0	0	0
1D0209	Existencias	0	0	0
1D0204	Inversiones Permanentes (neto de provisión acumulada)	0	45,541	45,870
1D0210	Activos por Instrumentos Financieros Derivados	0	0	0
1D0211	Inversiones en Inmuebles	0	0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	260,029	274,951
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)	0		
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo	0	7,277	5,810
1D0212	Crédito Mercantil	0	0	0
1D0208	Otros Activos	0	837	745
1D02ST	**Total Activo No Corriente**		**345,737**	**373,916**
1D020T	**TOTAL ACTIVO**		**772,874**	**814,988**

Pasivo y Patrimonio	Notas	Al 2004	Al 31 de Diciembre 2003	Codigo
Pasivo Corriente				
Sobregiros Bancarios	0	625	376	1D0306
Préstamos Bancarios	0	46,023	30,430	1D0307
Cuentas por Pagar Comerciales	0	153,621	208,892	1D0302
Cuentas por Pagar a Vinculadas	0			1D0303
Otras Cuentas por Pagar	0	45,054	39,993	1D0304
Parte Corriente de las Deudas a Largo Plazo	0	22,813	20,883	1D0305
Pasivos por Instrumentos Financieros Derivados	0			1D0308
Total Pasivo Corriente		**268,136**	**300,574**	1D03ST
Pasivo No Corriente				
Deudas a largo plazo	0	217,570	234,966	1D0401
Cuentas por pagar a vinculadas	0			1D0402
Pasivos por Instrumentos Financieros Derivados	0			1D0405
Ingresos Diferidos (netos)	0	5,716	4,808	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	0			1D0404
Total Pasivo No Corriente		**223,286**	**239,774**	1D04ST
Total Pasivo		**491,422**	**540,348**	1D040T
Contingencias	0			1D0501
Interés minoritario	0	0	0	1D0502
Patrimonio Neto				
Capital	6	251,311	241,050	1D0701
Capital adicional	0			1D0702
Acciones de Inversión	0			1D0703
Resultados no realizados	0			1D0708
Excedente de Revaluación	0	10,257	10,916	1D0704
Reservas Legales	0	7,310	5,183	1D0705
Otras Reservas	0			1D0706
Resultados Acumulados	6	12,574	17,491	1D0707
Efecto acumulado por reexpresión a moneda extranjera	0			1D0709
Total Patrimonio Neto		**281,452**	**274,640**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**772,874**	**814,988**	1D070T

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al del año 2004 y 2003
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del al de 2004	Por el Trimestre especifico del al de 2003	Por el Periodo acumulado del 1 de Enero al de 2004	Por el Periodo acumulado del 1 de Enero al de 2003
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	0	298,507	238,840	507,005	429,284
2D0102	Otros Ingresos Operacionales	0	99	424	296	3,392
2D01ST	**Total de Ingresos Brutos**		**298,606**	**239,264**	**507,301**	**432,676**
2D0201	Costo de Ventas (Operacionales)	0	-234,845	-183,167	-393,716	-328,480
2D0202	Otros costos operacionales	0	0	0	0	0
2D0203	**Total Costos Operacionales**		-234,845	-183,167	-393,716	-328,480
2D02ST	**Utilidad Bruta**		**63,761**	**56,097**	**113,585**	**104,196**
	Gastos Operacionales					
2D0302	Gastos de Ventas	0	-32,549	-29,113	-57,858	-53,077
2D0301	Gastos de Administración	0	-15,887	-14,210	-28,240	-25,906
2D0303	Provisión por perdidas por desvalorización de activos	0				
2D03ST	**Utilidad Operativa**		**15,325**	**12,774**	**27,487**	**25,213**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros	0	5,922	4,362	11,017	8,212
2D0402	Gastos Financieros	0	-7,283	-8,314	-14,646	-17,493
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0				
2D0407	Ganancia o pérdida por instrumentos financieros derivados	0				
2D0403	Otros Ingresos	0		1,071		0
2D0404	Otros Gastos	0	-950		-3,672	-653
2D0408	Efecto acumulado por cambios en las políticas contables	0				
2D0405	Resultado por Exposición a la Inflación	0	1,961	-164	8,023	5,486
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**14,975**	**9,729**	**28,209**	**20,765**
2D0501	Participación de los trabajadores corrientes y diferidos	0	-919	-971	-2,643	-2,069
2D0502	Impuesto a la Renta corriente y diferido	0	-5,256	-3,147	-9,446	-6,748
2D05ST	**Resultado antes de Gastos Extraordinarios**		**8,800**	**5,611**	**16,120**	**11,948**
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
2D06ST	**Resultado antes de Interes Minoritario**		**8,800**	**5,611**	**16,120**	**11,948**
2D0701	Interés Minoritario	0	0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**8,800**	**5,611**	**16,120**	**11,948**
2D0801	Dividendos de acciones Preferentes	0	0	0	0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**8,800**	**5,611**	**16,120**	**11,948**
2D0901	Utilidad (pérdida) básica por acción común	8	0.040000	0.027000	0.074000	0.058000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
2D0903	Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al del año 2004 y 2003
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2004 al de 2004	Del 1 de Enero de 2003 al de 2003
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales	0	501,656	421,062
3D0110	Honorarios y comisiones	0	509	2,764
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)	0	5,059	4,303
3D0111	Dividendos (no incluidos en la actividad de inversión)	0		
3D0112	Regalías	0		
3D0104	Otros cobros de efectivo relativos a la actividad	0	2,044	0
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios	0	-415,756	-349,655
3D0105	Remuneraciones y beneficios sociales	0	-50,585	-48,992
3D0106	Tributos	0	-12,574	-8,868
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0		
3D0113	Regalías	0		
3D0108	Otros Pagos de efectivo relativos a la actividad	0	-4,352	-12,485
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D01ST	**Provenientes de Actividades de Operación**		**26,001**	**8,129**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes	0		18,112
3D0209	Prestamos a vinculadas	0		
3D0202	Venta de inmuebles, maquinaria y equipo	0	1,115	1,649
3D0203	Venta de activos intangibles	0		18,210
3D0210	Intereses y rendimientos	0		
3D0211	Dividendos	0	2,432	15
3D0204	Otros cobros de efectivo relativos a la actividad	0		
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes	0	-183	
3D0212	Prestamos otorgados a vinculadas	0		
3D0206	Compra de inmuebles, maquinaria y equipo	0	-6,298	-4,409
3D0207	Compra y desarrollo de activos intangibles	0		
3D0208	Otros pagos de efectivo relativos a la actividad	0	946	
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D02ST	**Provenientes de Actividades de Inversión**		**-1,988**	**33,577**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios	0	260	1,850
3D0308	Aumento de prestamos bancarios	0	0	0
3D0301	Emisión de acciones o nuevos aportes	0		
3D0309	Venta de acciones en tesorería	0		
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	61,311	63,368
3D0303	Otros cobros de efectivo relativos a la actividad	0		
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios	0		-493
3D0313	Amortización o pago de préstamos bancarios	0		
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-61,450	-85,213
3D0310	Recompra de acciones propias (acciones en tesorería)	0		
3D0311	Intereses y rendimientos	0	-14,411	-14,433
3D0305	Dividendos	0	-9,126	-2,649
3D0306	Otros pagos de efectivo relativos a la actividad.	0	-19,423	-17,274
	Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de			
3D03ST	**Actividades de Financiamiento**		**-42,839**	**-54,844**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**-18,826**	**-13,138**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	43,400	37,046
3D0403	Resultado por Exposición a la Inflación	0	8,023	6,157
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**32,597**	**30,065**

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al del año 2004 y 2003
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2004 al de 2004	Del 1 de Enero de 2003 al de 2003
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio	0	16,120	11,948
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio	0		
3D0609	Provisión de cuentas de cobranza dudosa	0	12,576	8,781
3D0610	Provisión por desvalorización de existencias	0	7,653	10,622
3D0611	Provisión por fluctuación del valor de los valores e inversiones	0	590	
3D0612	Depreciación del ejercicio	0	17,749	16,993
3D0613	Provisión por pérdida en el valor de uso de los activos	0		
3D0614	Amortización y castigo de activos intangibles	0		564
3D0615	Provisión para protección del medio ambiente	0		
3D0616	Amortización de otros activos	0		
3D0604	Provisiones diversas	0	9,551	8,032
3D0606	Pérdida en venta de valores e inversiones permanentes	0		731
3D0617	Pérdida en venta de inversiones en inmuebles	0		240
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo	0	-48	
3D0618	Pérdida en venta de activos intangibles	0		
3D0619	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	
3D0620	Impuesto a la renta y participación de los trabajadores diferidos	0	0	
3D0621	Efecto acumulado por cambios en las políticas contables	0		
3D0607	Pérdida por activos monetarios no corrientes	0		
3D0608	Otros	0	9,103	9,587
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio	0		
3D0703	Utilidad en venta de valores e inversiones permanentes	0		
3D0706	Utilidad en venta de inversiones en inmuebles	0		
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo	0	-48	
3D0707	Utilidad en venta de activos intangibles	0		
3D0704	Resultado por Exposición a la Inflación	0	-8,023	-6,156
3D0708	Impuesto a la renta y participación de los trabajadores diferidos	0	-2,100	-1,017
3D0705	Ganancia por pasivos monetarios no corrientes	0		
3D0709	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0710	Efecto acumulado por cambios en las políticas contables	0		
3D0711	Otros	0		-11,873
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	5,248	-828
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0		
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	0	-9,463	-5,544
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0		
3D0804	(Aumento) Disminución en Existencias	0	38,552	9,065
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	0	-2,574	-5,748
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-57,332	-20,429
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0		
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	0	-11,553	-16,839
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0		
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		26,001	8,129
	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores	0	0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
3D0903	Compensación de pasivos corrientes	0	0	0
3D0904	Compensación de pasivos no corrientes	0	0	0
3D0905	Capitalización de acreencias u obligaciones	0	0	0
3D0906	Revaluación de activos	0	0	0
3D0907	Aportes de capital en bienes	0	0	0

ferreyros s.a.a.

ferreyros s.a.a.

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al del año 2004 y 2003
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
4D0101	**Saldos al 1ero. de enero de 2003**	193,579	43,395	0	0	12,331	4,050	0	2,233	0	255,588
4D0102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0104	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-2,633	0	-2,633
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0113	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0114	6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
4D0107	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0108	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0115	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0109	10. Capitalización de partidas patrimoniales	47,471	-43,395	0	0	-1,415	0	0	-2,661	0	0
4D0110	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0111	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	11,948	0	11,948
4D0116	13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
4D0112	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,133	0	-961	0	172
4D01ST	**Saldos al de 2003**	**241,050**	**0**	**0**	**0**	**10,916**	**5,183**	**0**	**7,926**	**0**	**265,075**
4D0201	**Saldos al 1ero. de enero de 2004**	241,050	0	0	0	10,916	5,183	0	17,491	0	**274,640**
4D0202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0204	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,308	0	-9,308
4D0205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0213	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0214	6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
4D0207	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0208	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0215	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0209	10. Capitalización de partidas patrimoniales	9,602	0	0	0	0	0	0	-9,602	0	0
4D0210	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0211	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	16,120	0	16,120
4D0216	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0212	14. Otros incrementos o disminuciones de las partidas patrimoniales	659	0	0	0	-659	2,127	0	-2,127	0	0
4D02ST	**Saldos al de 2004**	**251,311**	**0**	**0**	**0**	**10,257**	**7,310**	**0**	**12,574**	**0**	**281,452**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUI
Contador General - Mat. 1901

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2004
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	218000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	93733
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	15655
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	590
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	563
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	188906
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	183
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	12162
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19816 -

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al	Al 31 de Diciembre
Total Activo **IGUAL a:**	772,874	814,988
- Total Pasivo+Patrimonio	772,874	814,988
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al de 2004	Consistencia	Por el Periodo acumulado del 1 de Enero al de 2003	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	507,005		429,284	
Otros Ingresos Operacionales	296		3,392	
Ingresos Financieros	11,017		8,212	
Otros Ingresos	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-393,716		-328,480	
Otros costos operacionales	0		0	
Gastos de Administración	-28,240		-25,906	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-57,858		-53,077	
Gastos Financieros	-14,646		-17,493	
Otros Gastos	-3,672		-653	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresion a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	241,050	0	0	0	10,916	5,183	0	17,491	0
Saldos del Balance General del periodo anterior	241,050	0	0	0	10,916	5,183	0	17,491	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	251,311	0	0	0	10,257	7,310	0	12,574	0
Saldos del Balance General del periodo actual	251,311	0	0	0	10,257	7,310	0	12,574	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al de 2004	Por el Periodo acumulado del 1 de Enero al de 2003
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	16,120	11,948
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	16,120	11,948
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual **IGUAL a:**	43,400
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	43,400
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	32,597
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	32,597
Consistencia :==>	

Conciliacion del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operacion	Del 1 de Enero de 2004 al de 2004	Del 1 de Enero de 2003 al de 2003
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	16,120	11,948
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	16,120	11,948
Consistencia: ==>		

	Del 1 de Enero de 2004 al de 2004	Del 1 de Enero de 2003 al de 2003
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	26,001	8,129
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	26,001	8,129
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERIODO TERMINADO EL 30 DE JUNIO DEL 2004.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2003.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los índices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida con base a los índices de precios al por mayor, de acuerdo con estadísticas oficiales para el período terminado el 30 de junio del 2004, ha sido 4.8%

2) PRINCIPIO DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus Subsidiarias, después de eliminar los saldos y las transacciones de importancia entre las compañías del grupo que se detallan a continuación

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

	Porcentaje de propiedad
Orvisa Sociedad Anónima	100.0%
Motorindustria S.A.	100.0%
Fiansa S.A.	100.0%
Unimaq S.A.	100.0%
Depósitos Efe S.A.	100.0%
Domingo Rodas S.A.	100.0%
Heavy Machinery Services Limited	100.0%

El 1° de abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A., una empresa constituida en la República de Bolivia. Por tal razón, los estados financieros consolidados del 2003 incluyen solamente las operaciones de Matreq Ferreyros S.A.correspondientes al los tres primeros meses de dicho año

3) EXISTENCIAS

Este rubro comprende :

	30/06/04	31/12/03
	(En miles de soles)	
Máquinas, motores y automotores	91,110	129,406
Repuestos	70,154	76,004
Servicios de taller en proceso	24,341	26,247
Mercaderias	12,909	8,225
Productos en proceso	984	1,467
Materias primas y material de empaque	4,585	4,037
Existencias por recibir	5,354	6,375
	209,437	251,761
Provisión para desvalorización de existencias	15,655	13,978
	193,783	237,783

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30/06/2004
	(En miles de soles)
Saldo inicial	13,978
Adiciones del período	7,653
Aplicaciones por ventas	-4,032
Otros cambios	-1,944
Saldo final	15,655

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19975

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Saldos Finales
Costo -	(expresado en miles de soles)				
Terrenos	52,162	77	0	0	52,239
Edificios y otras construcciones	95,898	414	0	0	96,312
Instalaciones	18,347	727	0	110	19,184
Maquinaria y Equipo	133,327	2,727	-2,631	1,060	134,484
Maquinaria y Equipo- Flota de Alquiler	108,863	6,354	0	-20,187	95,030
Unidades de Transporte	8,722	137	-128	-100	8,631
Unidades de Transporte Flota de Alquiler	8,291	0	0	0	8,291
Muebles y Enseres	30,959	1,380	-6	-18	32,315
Trabajos en Curso	2,216	345	0	-112	2,448
	458,784	12,162	-2,765	-19,247	448,935
Depreciación Acumulada -					
Edificios y otras construcciones	27,569	1,492	0	0	29,062
Instalaciones	10,598	588	0	0	11,186
Maquinaria y Equipo	83,577	8,239	-1,740	-2,125	87,951
Maquinaria y Equipo- Flota de Alquiler	27,565	5,377	0	-8,609	24,333
Unidades de Transporte	7,376	330	-42	-153	7,511
Unidades de Transporte Flota de Alquiler	3,271	487	0	0	3,758
Muebles y Enseres	23,877	1,235	-7	0	25,105
	183,833	17,749	-1,789	-10,887	188,906
Costo Neto	274,951				260,029

5) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/.11.3 millones.

6) PATRIMONIO NETO

a) Capital

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó aumentar el capital social en S/.14.3 millones mediante la capitalización

de ajuste por reexpresión del capital social, reserva legal, excedente de revaluación y resultados acumulados.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 218,000,000 acciones comunes con un valor nominal de S/.1.10 cada una.

b) Resultados acumulados

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó la distribución de utilidades de libre disposición por S/.9.1 millones como dividendos en efectivo.

7) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2004, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.2 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.3.6 millones, incluidos multas e intereses , sobre las cuales la Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c) La Compañía mantiene en proceso de reclamación, juicios por US$1.6 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía;

Al 30 de junio del 2004, la Compañía tiene los siguientes compromisos

a) Avales por US$ 2.6 millones y US$ 4.2 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 2.2 millones, que garantizan transacciones diversas.

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat: 19615

8) UTILIDAD POR ACCION

La utilidad por acción básica por cada acción común ha sido determinada de la siguiente manera :

		Trimestres terminados el :		Períodos terminados el :	
		30-06-04	30-06-03	30-06-04	30-06-03
		(En miles de soles)			
Utilidad neta	S/.	8,800,000	5,611,000	16,120,000	11,948,000
Promedio ponderado de acciones comunes en circulación		218,000,000	205,000,000	218,000,000	205,000,000
Utilidad básica por acción	S/.	0.040	0.027	0.074	0.058

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

9) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados al 30 de junio, que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo :

	30-06-04	30-06-03
	(En miles de soles)	
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinaria y equipo	11,732	14,871
Transferencia de inmuebles, maquinaria y equipo a existencias	17,930	14,905

Ferreyros S.A.A.

Ferreyros S.A.A.